Exhibit (d)(6)

September 24, 2020

RE:	Offer of Employment

Dear Steve:

This Letter Agreement confirms the terms and conditions of your employment with Stryker Employment Company, LLC (the “Company”), acting through its Joint Replacement division, following its acquisition of Wright Medical Group N.V. (“Wright”) in accordance with the terms of that certain Purchase Agreement (“Purchase Agreement”) by and among Stryker Corporation (“Stryker”), Stryker B.V. and Wright Medical Group N.V. dated as of November 4, 2019 (the “Transaction”). The date of the consummation of the Transaction is referred to herein as the Closing Date. Your position as VP/GM is effective as of the Closing Date. In the event the Transaction is not consummated or the Purchase Agreement is terminated, this offer shall be terminated and null and void.

1.    Base Pay – Your initial annual base pay will be $350,000.00. The base salary shall be paid on a semi-monthly basis, in accordance with Stryker’s regular payroll practices. Applicable payroll deductions or withholdings as required or permitted by state and federal law will be deducted or withheld from your paychecks along with any voluntary deductions that you authorize.

2.    Bonus – Commencing in fiscal year 2021, you will be eligible to earn an annual performance bonus targeted at 40% of your annual base pay. Performance bonuses are paid in the first quarter of the year following the respective bonus year. Should the Closing Date occur after January 1, 2021, this annual performance bonus will be prorated during your first year of employment, based upon your start date. Any award above your bonus potential is at the Company’s discretion. You must be employed on December 31st of each bonus year in order to earn any portion of this bonus. All terms of your bonus eligibility are outlined within the Incentive Bonus Plan Terms and Conditions for the relevant bonus plan year.

3.    Long Term Incentives – Stryker will recommend to its board of directors (or a duly authorized committee thereof) (the “Board”) that you be granted a long-term incentive award, currently anticipated to have a total award date value (ADV) of approximately 80% of your base pay, or $280,000.00, granted as 50% stock options and 50% restricted stock units (“RSUs”), provided that the award shall be subject to approval by the Board in its sole discretion. It is anticipated that, if approved, this award will be made during the February 2021 regular grant cycle. The detailed terms of the RSUs and the stock options will be set forth in the Terms and Conditions governing such grants and the provisions of the applicable Long Term Incentive plan under which they are granted.

In addition, as consideration for your agreement to terminate the Separation Pay Agreement between you and Wright Medical Group, Inc., dated January 1, 2019, and all rights and interests thereunder (the “Separation Pay Agreement”), including but not limited to, your waiver of any right to resign for “Good Reason” and other related clauses under the Separation Agreement, which you hereby agree shall be terminated in its entirety effective as of the Closing Date, Stryker’s Chairman and Chief Executive Officer has agreed to recommend that our Board’s Compensation Committee approve an additional payment to you in the target amount of $1,063,091.00, paid in two components: (1) a one time cash award in the gross amount of $354,364.00 (“Cash Award”), paid on the first regular payroll date following the Closing Date but no later than thirty (30) calendar days following the Closing Date and (2) a grant in the target amount of $708,728.00 in total grant date fair value of RSUs (“One-Time RSU Grant”) from our long-term incentive plan. If approved, the One-Time RSU Grant shall be made at the next possible grant date following the Closing Date and your commencement of employment with Stryker. If the Closing Date occurs on or before November 3, 2020, the grant date of your award is expected to be November 3, 2020. If the Closing Date occurs after November 3, 2020, the grant date of your award is expected to be the Closing Date. One-half of the RSUs will vest on approximately each of the first two anniversaries of the grant date, assuming continued employment through each such date and subject to such other terms and conditions of the One-Time RSU Grant. The One-Time RSU Grant will not provide for continued vesting upon meeting the definition of Retirement under the long-term incentive plan. In the event that your employment is terminated by the Company without Cause (as defined below) within two years following the Closing Date, the One-Time RSU Grant will vest in full at the time of such termination, provided that you have executed, and not revoked, a general release of claims. For purposes of this Letter Agreement, “Cause” will mean your (i) material breach of any provision of this Letter Agreement or the Confidentiality Agreement (as defined below); (ii) repeated failure, after prior written notice, to follow the reasonable directives of your direct supervisor(s) at Stryker; (iii) repeated failure, after prior written notice, to comply with the material policies of Stryker that are generally applicable to Stryker employees; (iv) acting or failing to act where such action or failure constituted gross negligence, intentional misconduct, moral turpitude, embezzlement, misappropriation of corporate assets, fraud or willful violation of any laws with which Stryker is required to comply; (v) being barred from participation in programs administered by the United States Department of Health and Human Services or the United States Food and Drug Administration or any succeeding agencies; (vi) engaging in conduct that could reasonably be expected to materially damage Stryker’s reputation or standing in the community and/or with its customers; or (vii) being convicted of, or pleading “guilty” or “no contest to,” a felony.

In order to earn the Cash Award, you must remain employed by Stryker for 24 months following the Closing Date. If you resign or are terminated for Cause (as defined above) from Stryker prior to the 12 month anniversary of the Closing Date, you will not have earned, and Stryker may recover from you, 100% of the Cash Award. If you resign or are terminated for Cause from Stryker after the 12 month anniversary but before the 24 month anniversary of the Closing Date, you will not have earned, and Stryker may recover from you, 50% of the Cash Award.

Stryker also will recommend to the Board that you be awarded an additional grant of RSUs (the “Special RSU Grant”) in the target amount of $184,000.00 in total grant date fair value from our long-term incentive plan, provided that the award shall be subject to approval by the Board in its sole discretion. If approved, the Special RSU Grant shall be made at the next possible grant date following the Closing Date and your commencement of employment with Stryker. If the Closing Date occurs on or before November 3, 2020, the grant date of your award is expected to be November 3, 2020. If the Closing Date occurs after November 3, 2020, the grant date of your award is expected to be the Closing Date. One third of the Special RSU Grant will vest on approximately each of the first three anniversaries of the grant date, assuming continued employment through each such date and subject to such other terms and conditions of the Special RSU Grant. The Special RSU Grantwill not provide for continued vesting upon meeting the definition of Retirement under the long-term incentive plan. The detailed terms of the Special RSU Grant will be set forth in the Terms and Conditions governing such grants and the provisions of the applicable Long Term Incentive plan under which they are granted.

RSU total grant date fair value is calculated as the number of units multiplied by grant price. The grant price will be determined according to Stryker’s stock plan, which requires the grant price to be the closing price on the day prior to the grant date.

During your employment, you will be eligible for grants of stock awards (e.g., stock options, restricted stock units) from our long-term incentive plan at the discretion of the Board.

4.    Holiday Benefits – Eleven paid holidays annually, pro-rated for the current year, based on date of hire.

5.    Benefits Programs – You will be eligible to participate in Stryker’s comprehensive package of benefits pursuant to the terms and conditions of the guiding benefits plans. As may be in effect from time to time, which currently includes the following:

•	Comprehensive health insurance plan including medical, dental, vision and prescription drug coverage;

•	Basic Term Life Insurance coverage, with supplemental coverage available at an additional cost;

•	Short-Term and Long-Term Disability coverage;

•	Opportunity to participate in discounted Stryker Stock Purchase Plan;

•	Stryker 401(k) Savings and Retirement Plan;

•	Stryker’s Supplemental Savings and Retirement Plan, in accordance with the terms of such plan subject to your start date and Stryker approval.

•

Company matching contributions – After the close of each year, Stryker currently matches all or a portion of your contributions according to Plan guidelines. Stryker currently contributes $.50 for every $1.00 you contribute, up to a maximum of 4% of your eligible earnings. Additionally, Stryker may contribute a percentage of your eligible earnings as a discretionary contribution. Historically, 7% of eligible earnings have been contributed.

•	More information about Stryker’s current benefits can be found in Stryker’s 2020 Benefits at a Glance at https://totalrewards.stryker.com/- /media/Mercer/Stryker/Documents/2020_benefits_glance.ashx

In addition, you will participate in Stryker benefits programs at the level of similarly situated Stryker executives, as determined by Stryker, subject to the terms and conditions of any applicable benefit policy, the applicable plan documents and the discretion of the Board or any administrative or other committee provided for under or contemplated by each plan. Please note that Stryker’s benefits are subject to change or modification, and may be discontinued, at the exclusive discretion of Stryker.

6.    Expatriate Benefits – Following your commencement of employment, Stryker will provide expatriate benefits at the same level you held under your Letter of Understanding – Expatriate Assignment executed on March 5, 2019, and as supplemented by the Summary of International Assignment Provisions, subject to changes in vendors or processes as determined by Stryker’s Global Mobility team.

7.    At-Will Employment – This Letter Agreement does not guarantee or imply any right to continued employment for any period whatsoever. The parties acknowledge that your employment is and shall continue to be at-will, as defined under applicable law. If your employment terminates for any reason or no reason, all payments of compensation and benefits shall cease and thereafter you shall not be entitled to any payments, benefits, damages, awards or compensation except as provided herein and except as may otherwise be available in accordance with the Company’s established employee plans and practices or other agreements with the Company at the time of such termination.

8.    Form I9/E-Verify – The Immigration Reform and Control Act (IRCA) requires Stryker to verify that you are authorized to work in the United States. Accordingly, you will be asked to complete a new I9 form. Details for completion will be sent in a separate communication. The deadline for completion is three (3) business days following the Closing Date.

9.    Background Check and Drug Screen – Employment is contingent upon satisfactory completion of background check and drug screen. Details for completion will be sent in separate communication.

10.    Section 409A – Notwithstanding any of the foregoing, if you are deemed by the Company at the time of your “separation from service” (within the meaning of Treasury Regulation Section 1.409A-1(h)) to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent delayed commencement of any portion of the benefits to which you are entitled under this Letter Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of your benefits shall not be provided to you prior to the earlier of (a) the expiration of the six-month period measured from the date of your separation from service with the Company or (b) the date of your death. Upon the expiration of the applicable Section 409A(a)(2)(B)(i) of the Code period, all deferred payments shall be paid to you in a lump sum, and any remaining payments due under this Letter Agreement shall be paid as otherwise provided herein. To the extent that any provision of this Letter Agreement is ambiguous as to its exemption or compliance with

Section 409A of the Code, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A of the Code to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A of the Code to the maximum permissible extent.

11.    To protect the interests of the Company and its customers, all employees are required to comply with the Company’s Code of Conduct and applicable Employee Handbook. In accepting employment with us, you agree to abide by the Code of Conduct and the guidelines set forth in the Handbook, as well as any changes to it, which will be communicated to you.

12.    This Letter Agreement is contingent upon your execution of Stryker’s Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. Employees (the “Confidentiality Agreement”). This Letter Agreement sets forth the terms of the employment relationship between you and Stryker, and effective as of the Closing Date replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of your employment, including but not limited to, the Separation Pay Agreement. You understand and agree that as of the Closing Date the Separation Pay Agreement will be null and void and you will have no further rights or interests thereunder. Notwithstanding anything to the contrary in this Section 12 or otherwise in this Letter Agreement, the terms of the Letter of Understanding – Expatriate Assignment, dated December 26, 2018, between you and Wright shall remain in effect following the Closing Date, other than such terms as would result in a duplication of compensation or benefits, in which case the terms of this Letter Agreement shall govern.

13.    While this Letter Agreement is intended to summarize our offer, it does not constitute a contract of employment, either expressed or implied, and does not modify or alter the at-will status of your employment. The aforementioned statements of Company or Stryker policy, practices, and benefits do not constitute the terms of an employment contract, either expressed or implied. Further, the Company maintains the right to change its policies, procedures and benefits at any time, with or without notice.

We look forward to your contributions to Stryker.

Sincerely,

Erin Muldoon	Don Payerle
VP, Human Resources	President, Joint Replacement
Stryker Corporation	Stryker Corporation

I accept this offer of employment with the Company and agree to the terms and conditions outlined in this letter:

/s/ Steven Wallace	09/29/2020
Steven Wallace	Date

encls:

cc:	Employee file